                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                 SCHEDULE 13D
                                (Rule 13d-101)
          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 3)/1/

                        COLLEGE TELEVISION NETWORK, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   194506101
--------------------------------------------------------------------------------
                                (CUSIP Number)


            Neil H. Dickson, Esq., Morris, Manning & Martin, L.L.P.
           3343 Peachtree Road, N.E., 1600 Atlanta Financial Center
                     Atlanta, Georgia 30326 (404) 233-7000
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 23, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)


--------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 194506101                                          Page 2 of 13 Pages
         ---------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     U-C Holdings, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware limited liability company
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF          0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH             13,603,348/2//3/
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                     0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                     13,603,348
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,603,348
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         82.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         OO (limited liability company)
--------------------------------------------------------------------------------



-----------------------------
/2/ Number of shares reflects one-for-five reverse stock split effected November 12, 1997.
/3/ This figure is the total number of shares of the Common Stock of the Issuer owned or controlled by the reporting person as of July 23, 1999. U-C Holdings, L.L.C. ("Holdings"), majority stockholder of the Issuer, purchased shares of Convertible Preferred Stock of the Issuer pursuant to a certain Purchase Agreement by and between the Issuer and Holdings dated July 23, 1999. In accordance with the Purchase Agreement, Holdings purchased 309,998 shares of the Issuer's Convertible Preferred Stock, which as of the date of issuance, is convertible into 678,432 shares of Common Stock. This figure also includes 1,060,518 shares of Common Stock that may be purchased by Holdings upon the exercise of the Warrant described in Item 4 hereof, the Warrant issued to Holdings on October 5, 1998 and the Warrant issued to Holdings April 25, 1997.

                                 SCHEDULE 13D

CUSIP No. 194506101                                          Page 3 of 13 Pages
         ---------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      John R. Willis
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF          0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH             13,603,348/2//3/
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                     0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                     13,603,348
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,603,348/4/
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         82.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


-----------------------------
/4/ Mr. Willis disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

                                 SCHEDULE 13D

CUSIP No.   194506101                                      Page 4 of 13 Pages
         ---------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Avy H. Stein
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF        0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH           13,603,348/2/ /3/
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                   0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   13,603,348
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,603,348/5/
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     82.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


----------
/5/ Mr. Stein disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

                                 SCHEDULE 13D

CUSIP No.   194506101                                      Page 5 of 13 Pages
         ---------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Daniel M. Gill
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF        0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH           13,603,348/2/ /3/
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                   0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   13,603,348
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,603,348/6/
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     82.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


----------
/6/ Mr. Gill disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

                                 SCHEDULE 13D

CUSIP No.   194506101                                      Page 6 of 13 Pages
         ---------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Daniel H. Blumenthal
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF        0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH           13,603,348/2/ /3/
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                   0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   13,603,348
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,603,348/7/
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     82.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


----------
/7/ Mr. Blumenthal disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

Item 1.  Security and Issuer.
-------  -------------------

      This Statement on Schedule 13D relates to the shares of Common Stock, $.005 par value, of College Television Network, Inc. (the "Issuer"), formerly UC Television Network Corp. (the "Common Stock"). The address of the principal executive office of the Issuer is College Television Network, Inc., 5784 Lake Forrest Drive, Suite 275, Atlanta, Georgia 30328.

Item 2.  Identity and Background.
-------  -----------------------

      This Statement is filed by the following persons:

      (a) U-C Holdings, L.L.C. ("Holdings"), a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Holdings' principal business is investing in the securities of the Issuer.

      (b) John R. Willis, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Willis' principal occupation is serving as a Manager and Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Willis is a citizen of the United States of America.

      (c) Avy H. Stein, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Stein's principal occupation is serving as a Manager and Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Stein is a citizen of the United States of America.

      (d) Daniel H. Blumenthal, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Blumenthal's principal occupation is serving as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Blumenthal is a citizen of the United States of America.

      (e) Daniel M. Gill, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Gill's principal occupation is serving as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Gill is a citizen of the United States of America.

      In addition, information relating to the following entities and persons is provided pursuant to General Instruction C to Schedule 13D:


      (g) Willis Stein & Partners, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners, L.P. is investing in equity securities. Willis Stein & Partners, L.P. serves as the Managing Member of Holdings.

      (h) Willis Stein & Partners, L.L.C., a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners, L.L.C. is serving as the General Partner of Willis Stein & Partners, L.P., a private equity investment limited partnership.

     During the past five years, none of the entities or persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

     The funds used to acquire the Convertible Preferred Stock and the Warrant of the Issuer described in Item 5 below were taken from the equity contributions to capital of Holdings made by its members. The purchase price of the Convertible Preferred Stock and the Warrant of the Issuer reported herein pursuant to the Purchase Agreement (described in Item 4) executed by and between the Issuer and Holdings was $4,649,970.


Item 4.  Purpose of Transaction.
-------  ----------------------

     On July 23, 1999, the Issuer issued to Holdings 309,998 shares of convertible preferred stock, $.001 par value per share ("Convertible Preferred Stock"), and a Class D Warrant for the purchase of Common Stock in exchange for an aggregate purchase price of $4,649,970 pursuant to a Purchase Agreement between Holdings and the Issuer dated July 23, 1999 (the "Purchase Agreement"). The purpose of Holdings' purchase of shares and a warrant pursuant to the Purchase Agreement was to enable the Issuer to raise $4,649,970 in gross proceeds needed for the Issuer's general working capital needs and for capital expenditures in connection with the installation of the Issuer's satellite receptor system and television sets at colleges and universities. This investment by Holdings was a condition to a $12,000,000 loan from LaSalle Bank National Association.

     The conversion ratio of the Convertible Preferred Stock into common stock of the Issuer, $.005 par value per share ("Common Stock"), is computed by multiplying the number of shares of Convertible Preferred Stock to be converted by the $15.00 per share purchase price and dividing the result by the conversion price of the Convertible Preferred Stock (the "Conversion Price") then in effect with respect to such shares. On the date of issuance, the Conversion Price was $6.854 (the 30-day average trading price of the Common Stock listed on Nasdaq ("Average Trading Price")). From the date of issuance to and including the third anniversary of the date of issuance of the Convertible Preferred Stock, the Conversion Price is subject to adjustment if at the end of any quarter the Average Trading Price of the Common Stock is less than the Conversion Price then in effect, in which case such Conversion Price shall be reduced to equal such Average Trading Price; provided that in no event shall the Conversion Price be reduced below $2.75 as adjusted for stock splits, stock dividends and other similar events. The Convertible Preferred Stock is voting stock which votes on an as-converted basis to Common Stock based upon the number of shares of Common Stock the Convertible Preferred Stock is convertible into on the date of issuance or 678,432 shares of voting stock.

     If Holdings converted the Convertible Preferred Stock based upon the current conversion price it would acquire 678,432 shares of Common Stock of the Company after which conversion Holdings would own approximately 81.2% of the outstanding shares of the Common Stock of the Company. If the Conversion Price is adjusted to $2.75 as adjusted for stock splits, stock dividends and other similar events (the minimum Conversion Price), the Convertible Preferred
Stock would convert into 1,690,898 shares of Common Stock, after which conversion Holdings would own 82.3% of the outstanding shares of Common Stock of the Company.

     Under the terms of the Class D Warrant, Holdings has the right to purchase 135,686 shares of Common Stock at an initial exercise price equal to $6.854 per share (the "Warrant"). From the date of issuance to and including the third anniversary of the date of issuance of the Warrant, such exercise price shall be subject to adjustment on a quarterly basis such that if at the end of any quarter in which case the Average Trading Price is less than the exercise price then in effect, the exercise price shall be reduced to equal such Average Trading Price; provided that in no event shall the exercise price be reduced below $2.75 as adjusted for stock splits, stock dividends and other similar events. If the exercise price was reduced to $2.75 per share, Holdings could acquire 338,179 shares of Common Stock. The Warrant expires on July 23, 2006.

     Holdings has agreed not to "short sell" the Common Stock of the Issuer.

     The share numbers set forth herein reflect the purchase of shares of Convertible Preferred Stock by Holdings pursuant to the Purchase Agreement, and include the shares issuable upon exercise of the Warrant described herein and the Warrant issued to Holdings by the Issuer on October 5, 1998. The persons identified in response to Item 2 of this Statement will make the determination as to when or whether to convert the Convertible Preferred Stock and/or to exercise the Warrants to acquire additional shares of the Issuer's Common Stock.

     While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this Statement have any plans or proposals which relate to or would result in any of the following, except that Holdings may make an additional investment in the Issuer in connection with a proposed acquisition (See Form 8-K filed by the Issuer on August 3, 1999):


     (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer, other than pursuant to the Purchase Agreement described above;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national security association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

     (a) Immediately prior to the consummation of the Purchase Agreement, there were 14,409,055 shares of the Issuer's Common Stock outstanding, of which Holdings directly owned 11,576,612 shares, or 80.3% of the outstanding Common Stock. On of the date of issuance, if Holdings were to convert all of its shares of Convertible Preferred Stock and exercise the Warrants it holds, including the Warrant issued to Holdings on October 5, 1998 and the Warrant issued to Holdings on April 25, 1997, Holdings would own 13,603,348 shares of the Common Stock, or 82.8% of the Issuer's outstanding Common Stock. John R. Willis and Avy H. Stein (collectively, the "Managers"), as the Managers of, and John R. Willis, Avy H. Stein, Daniel M. Gill and Daniel H. Blumenthal (collectively, the "Founding Members"), as the Founding Members of, Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings, may be deemed to share the power to direct the voting and disposition of the shares of Common Stock held by Holdings and may be deemed to beneficially own such shares. Each of the Founding Members disclaims beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners L.P., which is the Managing Member of Holdings.

     (b) None of the Founding Members directly owns any shares of the Issuer's Common Stock, but the Founding Members may be deemed to share the power to vote or to direct the vote as well as the power to dispose of or to direct the disposition of all of the shares of Common Stock held by Holdings, by virtue of such persons' status as Managers and/or Founding Members of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings. Each of the Founding Members disclaims beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein L.P., which is the Managing Member of Holdings.

     (c) Other than the securities acquired pursuant to the Purchase Agreement and purchase by Holdings of the Warrant described herein, there were no transactions in the class of securities reported on that were effected during the past sixty (60) days or since the most recent filing of Schedule 13D by the persons named in response to Paragraph (a).

     (d) Pursuant to the Third Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C., dated July 23, 1999 (the "Operating Agreement"), the following persons are members of Holdings and, as such, have the right to receive distributions from Holdings: Jason Elkin, Thomas Gatti, Joseph D. Gersh, George Giatzis, James Harder, Peter Kauff, Hollis W. Rademacher, Patrick Doran, Sergio Zyman, Martin Grant and Willis Stein & Partners, L.P. The sole investment of Holdings is its interest in securities of the Issuer; therefore, any dividends paid by the Issuer to Holdings will be distributed to the members of Holdings in accordance with the distribution provisions of the Operating Agreement. As a result, the members of Holdings have the right to receive dividends from, as well as the proceeds from the sale of, securities of the Issuer held by Holdings.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

      The Operating Agreement (described in Item 5(d) above) provides that Willis Stein & Partners, L.P., as the Managing Member of Holdings, shall have the sole authority with respect to the

      Holdings has agreed not to "short sell" the Common Stock of the Issuer.

transfer and voting of the securities owned by Holdings. The Operating Agreement contains provisions regarding the transfer and voting of the securities of the Issuer held by Holdings. The Operating Agreement was entered into among the members of Holdings named in response to Item 5(d) above.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

      The following documents are filed as exhibits hereto:

      (a) Joint Filing Agreement, dated August 2, 1999, among U-C Holdings, L.L.C., John R. Willis, Avy H. Stein, Daniel M. Gill and Daniel H. Blumenthal.

      (b) Third Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C. dated as of July 23, 1999.

      (c) Certificate of Designations of the Convertible Preferred Stock filed with the State of Delaware July 22, 1999 (incorporated by reference to Exhibit
4.3 to Issuer's Form 8-K filed August 3, 1999).

      (d) Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of July 23, 1999 (incorporated by reference to Exhibit
4.1 to Issuer's Form 8-K filed August 3, 1999).

      (e) Class D Warrant No. D-1 issued by College Television Network, Inc. to U-C Holdings, L.L.C. (incorporated by reference to Exhibit 4.2 to Issuer's Form 8-K filed August 3, 1999).

      (f) Form of Class C Warrant No. C-2 issued by College Television Network, Inc. to U-C Holdings, L.L.C. (incorporated by reference to Exhibit 4.14 to the Issuer's Registration Statement on Form S-3 (SEC File No. 333-58479), as amended, declared effective on July 28, 1998).

      (g) Form of Class C Warrant No. C-1 issued by College Television Network, Inc. to U-C Holdings, L.L.C. (incorporated by reference to Exhibit 4.2 to the
Schedule 13D filed on May 5, 1997).

                                  SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 2nd day of August, 1999.


                              U-C HOLDINGS, L.L.C.

                              By: Willis Stein & Partners, L.P.
                                  Its Managing Member

                                  By: Willis Stein & Partners, L.L.C.
                                      Its General Partner

                                      By:  /s/ Avy H. Stein
                                           ----------------
                                           Avy H. Stein
                                           Its Manager


                              /s/ John R Willis
                              -----------------
                              John R. Willis


                              /s/ Avy H. Stein
                              ----------------
                              Avy H. Stein


                              /s/ Daniel M. Gill
                              ------------------
                              Daniel M. Gill


                              /s/ Daniel H. Blumenthal
                              ------------------------
                              Daniel H. Blumenthal

EXHIBIT A
                             JOINT FILING AGREEMENT
                             ----------------------

     The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is attached, relating to shares of Common Stock, par value $.005 per share, of College Television Network, Inc., and any amendments to such statement, will be filed on behalf of each of the undersigned.

     This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, but all of which shall constitute but one agreement.

     Agreed this 2nd day of August, 1999.


                              U-C HOLDINGS, L.L.C.

                              By: Willis Stein & Partners, L.P.
                                  Its Managing Member

                              By: Willis Stein & Partners, L.L.C.
                                  Its General Partner

                              By:  /s/ Avy H. Stein
                                   ----------------
                                   Avy H. Stein
                                   Its Manager


                                   /s/ John R. Willis
                                   ------------------
                                   John R. Willis


                                   /s/ Avy H. Stein
                                   ----------------
                                   Avy H. Stein


                                   /s/ Daniel M. Gill
                                   ------------------
                                   Daniel M. Gill


                                   /s/ Daniel H. Blumenthal
                                   ------------------------
                                   Daniel H. Blumenthal